UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2014

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

Publicly Held Company with Authorized Capital

CNPJ/MF nº 90.400.888/0001-42

NIRE 35.300.332.067

NOTICE TO THE MARKET

BANCO SANTANDER (BRASIL) S.A. ("Santander Brasil" or the "Company"), pursuant to paragraph 4 of Article 157 of Law No. 6.404/76 and Instruction CVM No. 358/02, as amended, hereby, as a continuation of the Notice to the Market published on April 29, 2014, publicly informs that at the General Shareholders’ Meeting held on the date hereof:

(a) the Company’s shareholders have approved the exit of Santander Brasil from the special listing segment of the São Paulo Stock Exchange of BM&FBovespa denominated Level 2 of Corporate Governance, pursuant to Section XI of Level 2 Listing Regulation and Title X of the Company’s Bylaws, provided that the effectiveness of this decision is conditioned upon the consummation of the voluntary exchange offer of shares certificates (the “Units”), common or preferred shares issued by the Company for Brazilian Depositary Receipts or American Depositary Shares representing Banco Santander, S.A. ordinary  shares (“Exchange Offer”), as previously detailed in the Notice to the Market dated April 29, 2014; and

(b) shareholders who were present at the General Shareholders’ Meeting representing the absolute majority of the Company’s Outstanding Shares in the free float (as defined in Section 2.1 of the Level 2 Listing Regulation and in the Article 40 of the Company’s Bylaws) approved the selection of N M Rothschild & Sons (Brasil) Ltda.  to prepare a valuation report, called a “laudo”,  for purposes of the Exchange Offer based on a list of three specialized third-party firms presented by the Company’s Board of Directors at the meeting held on May 7, 2014.

Santander Brasil will keep its shareholders and the market in general informed of any new material facts related to the Exchange Offer.

São Paulo, June 9, 2014.

Carlos Alberto López Galán

Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: June 9, 2014

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer